NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

November 19, 2025

Anuja Majmudar

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      HNO International, Inc.

Amendment No. 4 to Offering Statement on Form 1-A

Filed October 3, 2025

File No. 024-12607

Dear Ms. Majmudar:

This is in response to the letter of comment of the Staff dated November 18, 2025, relating to Amendment No. 4 to the Offering Statement on Form 1-A of HNO International, Inc. (the “Company”). The Staff’s comment is addressed below:

Amendment No. 4 to Form 1-A filed October 3, 2025

Part I: Item 4, page 1

Comment No. 1: We note your response to prior comment 2 and reissue the comment. We note the company continues to offer 50,000,000 shares at a price per security of $0.5750, the midpoint of the price range. Consistent with the $0.5750 midpoint of the range, the portion of the aggregate offering price attributable to securities being offered on behalf of the issuer should reflect $28,750,000 and the portion attributable to securities being offered on behalf of the selling security holders should be $191,666.475. Please revise the total sum of the aggregate offering price and the estimated net proceeds to the issuer accordingly.

Please be advised that Part I: Item 4 has been revised, in response to such comment.

_________________________________

Further to recent discussions between the Staff and the undersigned, the Company confirms that it understands each of the provisions of Rule 253(b), including the notes to such paragraph.

_________________________________

We believe that this filing is now in order for qualification.

1

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,
NEWLAN LAW FIRM, PLLC By: /s/ Eric Newlan Eric Newlan Managing Member

cc: HNO International, Inc.

2